Exhibit 99.1
Agria Divests P3A
Beijing, China — July 13, 2010 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a China-based agriculture company with investments in key agriculture markets of China and New Zealand, today announced that it has entered into definitive agreements to divest Taiyuan Primalights III Agriculture Development Co., Ltd., or P3A, to Mr. Frank Xue, the president and a director of P3A, in line with the agreement in principle announced by Agria on June 29, 2010. Given that all closing conditions were satisfied, this transaction was simultaneously completed.
As a result of the transaction, Agria has acquired from Mr. Xue and cancelled shares representing 11.5% of its issued and outstanding share capital immediately prior to the transaction. As of today’s date, 110,766,600 ordinary shares of Agria, equivalent to 55,383,300 ADSs (each ADS represents two ordinary shares of Agria), remain issued and outstanding. The leases over nine parcels of land totaling approximately 13,500 acres previously held by P3A have been retained by the Agria group.
About Agria Corporation
Agria Corporation (NYSE: GRO) is a China-based agriculture company with investments in key agriculture markets of China and New Zealand. For more information about Agria Corporation, please visit http://www.agriacorp.com.
Contacts:

In China:	In the U.S.:
John Layburn	David Pasquale
Chief Strategy and Compliance Officer	Senior Vice President
China Tel: 86-10-8438 1031	U.S. Tel: +914-337-1117
john.layburn@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “would,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.